

Mail Stop 3720

August 21, 2015

Mr. Wang Xiaochu
Chief Executive Officer
China Telecom Corporation Limited
31 Jinrong Street, Xicheng District
Beijing, People's Republic of China 100033

   Re: China Telecom Corporation Limited
     Form 20-F for Fiscal Year Ended December 31, 2014
     Filed April 28, 2015
     File No. 1-31517

Dear Mr. Wang:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 35

1. We note that as of June 1, 2014, your business operations are subject to the PRC value-added tax (VAT) and that it had a negative effect on your mobile voice, telecommunications Network Resource Services and Lease of Network Equipment revenue in 2014. We further note from your risk factor disclosures on page nine that the implementation of the VAT, which replaces the 3% business tax in the PRC, has had and in the short-term will continue to have, a material and adverse effect on your revenues and profitability. Taking this into consideration, please expand your discussion to address more fully the impact and the degree to which the VAT had on the company's reported revenues, income from continuing operations, profitability, liquidity, and capital

resources and the effect of any actions the company has taken to mitigate the adverse effects.

2.	Further, as the company continues to address this change in tax policy, please discuss any related known short- and long-term trends such as the degree to which you believe that VAT input credits will offset your VAT output tax obligation that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

3.	We note that the increase in operating expenses was primarily due to increases in network operations and support and personnel expenses. Your network operating costs have fluctuated in recent years due to several factors including the elimination of CDMA network capacity lease fees to China Telecom Group and higher costs associated with improving your 3G and 4G network services. As a percent of revenue networks costs increased to 21.2% up from 16.5% in 2013. In this regard, please revise to more fully describe management's assessment of factors and trends which are anticipated to have a material effect on the company's financial condition and results of operations in future periods.

Notes to the Consolidated Financial Statements, page F-11

4.	Please revise to disclose your accounting policy associated with the PRC value-added tax (VAT) effective June 1, 2014, including the respective rates, your policy for offsetting output VAT with input VAT, and the balance sheet and income statement accounts in which you record input and output VAT. In your response, provide us with your proposed disclosures. Further, please tell us how you have presented the related cash flows in your Consolidated Statements of Cash Flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications